BRT Realty Trust
60 Cutter Mill Road
Great Neck, NY 11021
516-466-3100

April 2, 2010

Sonia Gupta Barros, Special Counsel
United States Securities & Exchange Commission
100 F. Street N.E.
Washington D.C. 20549

Mail Stop 3010

Re:	BRT Realty Trust Form 10K filed December 14, 2009 File Number 001-07172

Dear Ms. Barros:

We are in receipt of your letter of March 24, 2010 to Jeffrey A. Gould, President and Chief Executive Officer of BRT Realty Trust, concerning your review of the above filing and your comments with respect thereto.  Our responses are as follows:

Compensation of Trustees - Page 7

1.      We note that you have excluded compensation paid to Fredric Gould and Matthew Gould by REIT Management Corp. Please provide this disclosure or tell us why this disclosure is not required.  Please refer to Item 402 (a) of Regulation S-K which requires disclosure of compensation “by any person for all services rendered in all capacities to the registrant.”  Please provide this disclosure in future filings and tell us how you intend to comply.

The table and notes to the table relating to compensation of our trustees is provided pursuant to Item 402(k) of Regulation S-K.  Paragraph (2) of Item 402(k) indicates that the Table shall include the name of each Director unless such director is also a named executive officer under paragraph (a) of Item 402 and his or her compensation for service as a Director is fully reflected in the Summary Compensation Table and shall include the aggregate dollar amount of all fees earned or paid in cash for services as a director, etc. (emphasis supplied).  The information concerning the amounts paid to Fredric Gould and Matthew Gould by REIT Management Corp. is disclosed in the “Certain Relationship and Related Transactions” section of our Proxy Statement (page 45) and was not included in the Table since the amounts paid to Fredric Gould and Matthew Gould by REIT Management Corp do not relate to the services of either as a trustee, but rather to the services rendered by each of them to REIT Management Corp., which in turn renders services to BRT Realty Trust pursuant to an Advisory Agreement.  There is a cross reference in the notes to the Table (Notes (8) and (9)) referencing the payments made to Fredric Gould and Matthew Gould by REIT Management Corp. and referring the reader to the “Certain Relationships and Related Transactions” section of the Proxy Statement.  We submit that the disclosure is properly made pursuant to Item 402(k), that Item 402(a) is not the Regulation S-K item that applies to this disclosure, and in any event that such disclosure is complete and in compliance with the rules as a result of the cross reference.  If you do not concur, we will include, in future filings, in the table relating to the compensation of Trustees, the amounts paid to any trustee (other than a named executive officer) by REIT Management Corp. in the “All Other Compensation” column of the table.

Compensation Consultant - Page 31

2.      In future filings, to the extent your officers receive total compensation above or below the targeted 25th % percentile please explain the reasons for this.  Please tell us how you plan to comply.

The Compensation Committee utilized the market 25% percentile as a general guide.  Its objective with respect to full-time executive officers is to ensure that total compensation paid is fair and competitive.  With respect to executive officers whose compensation is allocated, it is the Compensation Committee’s objective that such compensation be fair and reasonable for the services they perform. (See “Objectives of our Executive Compensation Program”).  The Compensation Committee engaged an independent consultant to do a benchmarking analysis so that the Committee could determine if compensation paid to senior executive officers is fair and reasonable.  The Compensation Consultant used the 25th percentile (rather than the median) in comparing our executives’ compensation to a peer group for the reason that in the consultant’s analysis the company is a relatively small company as compared to the selected peer group.  The comparison was used only as a guide by the Compensation Committee and one item considered in its determination of base salaries and stock awards for 2010 and bonuses for 2009.

In future filings, we propose to add the following paragraph immediately after the paragraph dealing with the 25th percentile market comparisons:

“The benchmarking analysis performed by the Compensation Consultant for the Compensation Committee contains data representing market/industry practices. The 25th percentile market data was used by the Compensation Committee as a guide in its review and determination of base salaries, annual cash bonuses and restricted stock awards. The market data represents only one input in the compensation process.  The Company’s performance, both on an absolute basis and in comparison to its direct and indirect competition, taking into account economic and general business conditions, and each executive’s performance, tenure and experience is taken into consideration in arriving at the executive’s compensation, which may result in whether the executive is paid below, at, or above the 25th percentile.”

The company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

Simeon Brinberg
Senior Vice President

cc:	Stacie Gorman United States Securities & Exchange Commission Washington D.C. 20549